     Exhibit 3.1.1
CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
MADISON SQUARE GARDEN, INC.
     Madison Square Garden, Inc., a Delaware corporation, hereby certifies as follows:
     FIRST. The Board of Directors of said corporation duly adopted a resolution setting forth and declaring advisable the amendment of Article Fourth of the certificate of incorporation of said corporation to increase the total number of shares which the corporation shall have authority to issue from 1,000 shares of Common Stock, par value $.01 per share, to 10,000 shares of Common Stock, par value of $.01 per share, so that, as amended, said Article shall read as follows:
     “FOURTH. The aggregate number of shares of capital stock which the Corporation shall have authority to issue shall be 10,000 shares of Common Stock and the par value of each of such shares is $.01.”
     SECOND. In lieu of a vote of stockholders, written consent to the foregoing amendment has been given by the holder of all of the outstanding stock entitled to vote thereon in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware; and such amendment has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.
     IN WITNESS WHEREOF, Madison Square Garden, Inc. has caused this certificate to be signed by Robert M. Pollichino, its Executive Vice President and Chief Financial Officer, on the 11th day of January, 2010.

MADISON SQUARE GARDEN, INC.
By:	/s/Robert M. Pollichino
	Name:	Robert M. Pollichino
	Title:	Executive Vice President and Chief Financial Officer